Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

February 28, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Registrants in the Pioneer Funds Fund Complex

Listed on the Attached Appendix (each, a “Registrant”)

Ladies and Gentlemen:

On behalf of each of the Registrants, we enclose herewith pursuant to Rule 20a-1 under the Investment Company Act of 1940, as amended, and Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), a preliminary copy of each of the letter to shareholders, notice of special meeting, joint proxy statement and form of proxy to be used in connection with the special meeting of shareholders of each of the Registrants, to be held on June 13, 2017.

The purpose of the meetings to which the enclosed materials relate is to solicit shareholder approval of the following proposals: (i) to approve a new management agreement with Pioneer Investment Management, Inc.; (ii) to elect Trustees; and (iii) to convert certain funds’ investment objective(s) from fundamental to non-fundamental.

Pursuant to Rule 14a-6(d) under the 1934 Act, definitive copies of the enclosed materials filed pursuant to Rule 14a-6(a) are intended to be released to shareholders on or about March 17, 2017.

Please note that Pioneer Variable Contracts Trust, a registrant in the Pioneer Funds fund complex, has separately filed preliminary proxy materials on February 28, 2017 with the Securities and Exchange Commission regarding the proposals discussed in the enclosed materials.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any comments or questions relating to the filing.

Sincerely,

/s/ Jeremy Kantrowitz
Jeremy Kantrowitz

Appendix

Pioneer Asset Allocation Trust

Pioneer Bond Fund

Pioneer Diversified High Income Trust

Pioneer Emerging Markets Fund

Pioneer Equity Income Fund

Pioneer Floating Rate Trust

Pioneer Fund

Pioneer High Income Trust

Pioneer High Yield Fund

Pioneer ILS Interval Fund

Pioneer Mid Cap Value Fund

Pioneer Money Market Trust

Pioneer Municipal High Income Advantage Trust

Pioneer Municipal High Income Trust

Pioneer Real Estate Shares

Pioneer Series Trust II

Pioneer Series Trust III

Pioneer Series Trust IV

Pioneer Series Trust V

Pioneer Series Trust VI

Pioneer Series Trust VII

Pioneer Series Trust VIII

Pioneer Series Trust X

Pioneer Series Trust XI

Pioneer Series Trust XII

Pioneer Short Term Income Fund

Pioneer Strategic Income Fund

(File No. 811-21569)

(File No. 811-02864)

(File No. 811-22014)

(File No. 811-08448)

(File No. 811-08657)

(File No. 811-21654)

(File No. 811-01466)

(File No. 811-21043)

(File No. 811-09685)

(File No. 811-22987)

(File No. 811-06106)

(File No. 811-05099)

(File No. 811-21409)

(File No. 811-21321)

(File No. 811-07870)

(File No. 811-21460)

(File No. 811-21664)

(File No. 811-21781)

(File No. 811-21823)

(File No. 811-21978)

(File No. 811-10395)

(File No. 811-07318)

(File No. 811-21108)

(File No. 811-01835)

(File No. 811-08547)

(File No. 811-21558)

(File No. 811-09223)